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[Weil, Gotshal & Manges LLP Letterhead]

January 6, 2006

VIA EDGAR TRANSMISSION (CORRESP.)

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. Mail Stop 05-10
Washington, D.C. 20549-0510
Attention: Pamela Long, Assistant Director

Re:
Altra Industrial Motion, Inc.
Form S-4/A filed December 9, 2005
File No. 333-124944

Dear Ms. Long:

        Reference is made to the comments of the Staff of the Securities and Exchange Commission (the "SEC" or the "Staff") with respect to the above referenced registration statement on Form S-4/A (the "Form S-4/A") of Altra Industrial Motion, Inc. (the "Company") in the letter dated December 23, 2005 (the "Comment Letter") addressed to the undersigned.

        On behalf of the Company, we are writing to respond to the comments and to indicate the changes that have been made in Amendment No. 5 to Form S-4/A (the "Amendment") which is being filed today by the Company with the SEC. The numbered paragraphs below correspond to the headings and numbers set forth in the Comment Letter. The text of the Staff's comments is copied below in italics for your reference. All page numbers referenced by the Company in its responses refer to page numbers contained in the Amendment.

General

1.
We note that you will have an additional subsidiary guarantor of the notes. To the extent this guarantor is added prior to effectiveness, please refer to our comment number 3 of our letter dated June 13, 2005. If the guarantor is added after effectiveness but prior to the expiration of the offer, the guarantees will need to be added by filing a new registration statement.

  The Company notes the Staff's comment. The Company does not anticipate that an additional subsidiary will be added prior to effectiveness of the Form S-4. In the event a new guarantor is added after effectiveness and prior to the expiration of the exchange offer, the Company agrees that it will file a new registration statement adding the new guarantor.

Unaudited Pro Forma Condensed Combined Financial Statements, page 38

2.
We note that a part of your pro forma adjustment (8) on page 45 and (10) on page 46 removes certain expenses incurred by Hay Hall's corporate office that will not be acquired as part of the transaction. Although you will not be acquiring this corporate office, it would appear that a portion of the corporate office's expenses were incurred to support the operations that you will be acquiring and thus, should be reflected in your unaudited pro forma financial statements. Accordingly, please explain in detail your basis for excluding these expenses or please revise.

  The Company has excluded all of the expenses associated with the corporate office of Hay Hall as none of the underlying costs will be incurred once Hay Hall has been acquired. The corporate office expenses of Hay Hall consist entirely of the salaries and the cost of fringe benefits of Hay Hall's Chief Executive Officer and Chief Financial Officer and their administrative assistant and the rent, utilities and other costs of maintaining Hay Hall's corporate office. The Company notes that all legal, accounting, professional fees and insurance expenses of Hay Hall are included in the historical financial information of Hay Hall's operating subsidiaries and are not included in the

  Hay Hall corporate office expenses. The Company believes the Hay Hall corporate office expenses should be completely excluded in the pro forma financial statements as the costs of the Company's Chief Executive Officer, Chief Financial Officer and related support staff, as well as the costs of the corporate headquarters of the Company have already been fully included in arriving at the Company's pro forma combined income statement, and there is no incremental increase in these costs expected after the Hay Hall acquisition. Including any portion of the Hay Hall corporate office expenses would therefore be duplicative.

Non-GAAP Financial Measures, page 52

3.
It is unclear to us how you have calculated EBITDA of $20.4 million for the year ended December 31, 2004, on a combined basis, and $2.8 million for the year ended December 31, 2003, based on the amounts presented on pages 56, 57, and 58. Please revise or advise.

  The Company has determined that the EBITDA amounts for the years ended December 31, 2004 and 2003 were incorrect. The Company's filing has been revised to reflect the correct EBITDA amounts of $19.1 million and $3.1 million for the years ended December 31, 2004 and 2003, respectively. See pages 57 and 58.

Condensed Consolidated Statements of Cash Flows, page F-56

4.
We note your payment of additional Kilian purchase price in your cash flows from investing activities for the nine months ended September 30, 2005. Please explain why the return at the end of the third quarter of 2005 of approximately $1.6 million of the purchase price from the acquisition of your predecessor, as discussed on page F-57, is not included in your cash flows from investing activities for the nine months ended September 30, 2005.

  The Company received the arbitrator's decision on the return of purchase price on September 27, 2005. Per the agreement between the Company and the seller there was a five business day waiting period before the arbitration was binding, therefore the Company did not receive the cash prior to September 30, 2005 and accordingly it is not shown in the statement of cash flows for the nine months ended September 30, 2005. The Company received the cash from the seller on October 11, 2005. The Company did however reduce goodwill for the amount and recorded a receivable from the seller in other current assets in the balance sheet as of September 30, 2005.

5.
We have reviewed your significant subsidiary tests in response to our comment 2. It is unclear to us how you determined the amount to use as your denominator for the income test. This amount should not be the combination of your acquiree's and your income from continuing operations before taxes, but rather should only be your income from continuing operations before taxes from the most recent annual financial statements filed. Therefore, we would expect your denominator amount to be your income (loss) before income taxes, discontinued operations and cumulative effect of change in accounting principle from December 1, 2004 through December 31, 2004 on page F-5. Alternatively, you may use your pro forma (loss) income before income taxes for the fiscal year ended December 31, 2004 on page 41. If this test exceeds a significance level of 50%, please also provide the financial statements of the acquiree for the year ended December 31, 2002. In addition, if the significance level exceeds 30%, please provide a reconciliation of the financial statements from U.K. GAAP to U.S. GAAP in accordance with Item 17 of Form 20-F for each period presented. Refer to Rule 3-05(c) and Item 17(c)(2)(v) of Form 20-F.

  The Company has recalculated the income from continuing operations significant subsidiary test based on your comment #5 in your letter dated December 23, 2005. The revised calculation resulted in a significance level of 45%. Based on the results of this revised test the Company has included revised financial statements for Hay Hall which includes the required UK to US GAAP reconciliation in its amended filing in accordance with Item 17 of Form 20-F. The Company has provided its analysis of the significant subsidiary tests prepared in accordance with Rule 1-02(w) of Regulation S-X for the Hay Hall acquisition in a supplemental letter herewith.

6.
Citing relevant accounting literature under UK and US GAAP, please explain in detail your basis for determining that Hay Hall Holdings Limited is the acquirer of Hay Hall Group Limited for accounting purposes. We note your disclosure on page F-100 that Hay hall Holdings Limited acquired the majority of the issued share capital of the Hay Hall Group Limited on September 30, 2004 through the issuance of 2,130 shares and cash. We also note on page F-105 that the total outstanding shares of the combined group as of December 31, 2004 is 2,130. Therefore, it appears that, subsequent to the combination, Hay Hall Group Limited's shareholders hold a larger portion of the voting rights of the combined entity than Hay Hall Holdings Limited's shareholders. Accordingly, please explain to us your consideration of whether this combination should be accounted for as a reverse recapitalization or a reverse acquisition.

  Immediately prior to the acquisition (the "Acquisition") of Hay Hall Group Limited ("Group") by Hay Hall Holdings Limited ("Holdings"), the share capital of Group consisted of 2,250,000 shares of A Ordinary Shares, held by a group of holders which we have identified as Group A, and 250,000 shares of Ordinary Shares, held by a group of holders we have identified as Group B. The members of Group A are institutional investors and the members of Group B consist of members of Group's management. In addition, Group A also owned 21,361,500 shares of Redeemable Preference Shares and 4,320,365 shares of B Preference Shares and Group B owned 43,291 shares of B Preference Shares. A third group of holders, which we have identified as Group C that consisted of institutional investors, also owned approximately 1,532,840 shares of C Preference Shares. All outstanding capital stock of Group shared voting rights. It should be noted that Group A and Group C are associated companies.

  The respective ownership of Group A's, Group B's and Group C's members immediately prior to the Acquisition is listed in greater detail in Annex A.

  In connection with the Acquisition, all of the A Ordinary Shares, the Ordinary Shares, the Redeemable Preference Shares and the B Preference Shares, with the exception of Member A6's and Member A7's holdings (as set forth in Annex A), were exchanged, as consideration for the Acquisition, for 2,130,390 shares of Ordinary Shares in the newly formed Holdings. As part of the transaction, members of Group B purchased 1,504,254 shares of Holdings from members of Group A for £25, and thus achieved control (82%) of the business. In addition, Holdings acquired all outstanding C Preference Shares from Group C for cash consideration of £150,000. Set forth in Annex A, please find additional detail regarding the ownership of Group and Holdings (i) immediately prior to the Acquisition and (ii) following the Acquisition, the purchase of Holdings shares from Group A by Group B and the purchase of the outstanding C Preference Shares.

  Since the change of control of Hay Hall went from Group A in Hay Hall Group to Group B in Hay Hall Holdings, Hay Hall Holdings was deemed the acquirer per The Companies act of 1985 and UK GAAP FRS 6 as noted below.

  The acquisition of Hay Hall Group by Hay Hall Holdings was accounted for by the acquisition method versus to merger method due to two specific reasons.

  Schedule 4A paragraph 10 of the Companies Act 1985 states the conditions that need to be met in order to use merger accounting. The first condition states that:

  "at least 90% of the nominal value of the relevant shares in the undertaking acquired (excluding any shares in the undertaking held as treasury shares) is held by or on behalf of the parent company and its subsidiary undertakings."

  Under the acquisition Hay Hall Holdings Ltd has 86.3% ownership in Hay Hall Group, which precludes the company from using the merger accounting method for the acquisition of Hay Hall Group Ltd under the Companies Act 1985. Minority shareholders in Hay Hall Group retained the remaining ownership.

  In addition:

  FRS 6 (Acquisitions and mergers) paragraph 13 allows the use of merger accounting provided that:

  (a)    the use of merger accounting is not prohibited by companies legislation (Companies Act)

  (b)    the ultimate shareholders remain the same, and the rights of each such shareholder, relative to the others, are unchanged; and

  (c)    no minority's interest in the net assets of the group is altered by the transfer.

  Point a). is contravened by the fact that less than 90% ownership was transferred as noted above. In relation to point b). the ownership of Hay Hall Holdings Ltd is significantly different than that Hay Hall Group immediately after the transaction. Shareholders that had a combined ownership of 10% in Hay Hall Group Ltd hold 82.3% of the Hay Hall Holdings ordinary share capital. Given that the acquisition fails on points a). and b). the final point is irrelevant as all points need to be met.

  In terms of US GAAP, under SFAS 141, Hay Hall Holdings is deemed to be the acquiring entity because Group B gained control (82%) of Hay Hall from Group A by purchasing their Hay Hall Holdings stock for cash.

7.
If you have concluded that this transaction should not be accounted for as a reverse recapitalization, please present the combined financial statements of Hay Hall Holdings Limited and Hay Hall Group Limited as one set of financial statements with successor results reflecting the operations subsequent to the acquisition, inclusive of the effects of purchase accounting, along side comparative periods representing predecessor operations.

  Based on our response to question 6 we have concluded that this transaction should not be accounted for as a reverse recapitalization. With respect to your request for a combined financial statement presentation, we note S-X Rule 3-02 calls for audited financial statements, including predecessors. Regarding Hay Hall, we note such predecessor information is presented in the Financial Statements included in this S-4; please see pages F-118 to F-153.

  We understand the application of S-X Rule 3-02 varies between presenting a combined set of successor financial statements, alongside comparative predecessor information, versus a separate presentation of successor and predecessor financial statements. We also understand a combined presentation is not customary in the United Kingdom. We therefore believe a combined presentation would not be a material improvement, given the financial information included in pages F-86 to F-153.

Schedule II-Valuation and Qualifying Accounts, page S-1

8.
We note an increase of $511 in your valuation allowance for the period December 1, 2004 through December 31, 2004, as disclosed in your tax rate reconciliation on page F-21. However, the rollforward of your deferred tax asset valuation allowance on page S-1 discloses no changes for the same period. Please revise this inconsistency or advise as to the basis for this difference.

  The Company acknowledges that the deferred tax valuation allowance reconciliation in Schedule II was not revised appropriately as a result of the previously filed restatement. Accordingly, the Company has revised Schedule II to show the addition to the deferred tax valuation allowance of $511 for the period from December 1 through December 31, 2004 in its amended filing.

        Thank you very much for your prompt attention to this filing. If you or any other member of the Staff has any further questions or comments concerning the foregoing responses or the Amendment, please contact the undersigned at (212) 310-8172 or my colleague Ryan Gallagher at (650) 802-3023.

Best Regards, /s/ TODD R. CHANDLER Todd R. Chandler, Esq.

ANNEX A

A detailed listing of the share ownership of Holdings immediately prior to the Acquisition is set forth below:

	A Ordinary Shares	Ordinary Shares	Redeemable Preference Shares	B Preference Shares	C Preference Shares
Group A
Member A1	59,571		544,900	114,386
Member A2	1,205,679		13,187,700	2,489,355
Member A3	101,250
Member A4	133,500			276,503
Member A5	395,000		3,814,300	720,061
Member A6			3,814,600	720,060
Member A7	375,000
Group B
Member B1		80,875		17,879
Member B2		80,750		6,016
Member B3		7,500		1,641
Member B4		80,875		17,755
Group C					1,532,840

The ownership interest of (i) Group immediately prior to the Acquisition and (ii) Holdings following the Acquisition, the purchase of Holdings shares from Group A by Group B and the purchase of the outstanding C Preference Shares is set forth below:

	Percentage of Ownership
	Immediately prior to Acquisition	Post Acquisition and related transactions
Group A	93.86	17.65
Group B	.99	82.35
Group C	5.15	—

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  ANNEX A